Filed by Activision, Inc.

pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Activision, Inc.

Commission File No.: 001-15839

Activision/Vivendi B-roll Transcript

2 December 2007

Slate 1

The following video footage is distributed by News Broadcast Network for your free and unrestricted use.

News Broadcast Network, 75 Broad Street, New York, NY 10004

800-920-NEWS

www.newsbroadcastnetwork.com

Slate 2

CONTACTS:

Technical contact:

Dan Conboy, NBN, 212-684-8910

For content information, please contact:

Vivendi Investor Relations: Daniel Scolan Phone: +33 (1) 7171 1470	Activision Investor Relations: Kristin Southey Phone: (310) 255-2635

Laurence Daniel Phone: +33 (1) 7171 1470	Activision Media (Europe) Finsbury Limited Don Hunter Phone: +44 20 7251 3801

Vivendi Investor Relations (US) Eileen McLaughlin Phone: (212) 572-8961	Activision Media: Maryanne Lataif Phone: (310) 255-2704

Vivendi Media: Simon Gilham/Antoine Lefort Phone: +33 (1) 7171 1000	Sard Verbinnen & Co Paul Kranhold/Stephanie Pillersdorf Phone: (212) 687-8080

Vivendi Media (US) Flavie Lemarchand-Wood Phone: (212) 572-1118

Slate 3

Gaming Giants Announce Merger

Activision and Vivendi to Create Activision Blizzard, a global interactive entertainment powerhouse in a $18.9 billion transaction.

TRT: 7:23

This video is provided by Activision Blizzard.

Slate 4

Activision Blizzard will be the world’s largest and most profitable pure-play video game publisher.

New combination brings Activision’s best selling videogames, including Guitar Hero®, Call of Duty®, and Tony Hawk, together with Vivendi Games’ portfolio of leading franchises, including Global #1 subscription-based World of Warcraft®, StarCraft®, Diablo®, Crash Bandicoot™ and Spyro™.

Slate 5

Vivendi to contribute $1.7 billion in cash plus Vivendi Games, valued at $8.1 billion in exchange for approximately 52% stake in Activision Blizzard at closing.

Activision Blizzard will commence post-closing cash tender offer for up to 145.5 million Activision shares at $27.50 per share, representing 31% premium for Activision stockholders based on 20-day average.

Slate 6

Activision and Vivendi have announced they have signed a definitive agreement to combine Vivendi Games with Activision, creating the world’s largest pure-play online and console game publisher. The new company, Activision Blizzard, is expected to have approximately $3.8 billion in pro forma combined calendar 2007 revenues and the highest operating margins of any third party videogame publisher.

Slate 7

After the close of the transaction, Activision will be renamed Activision Blizzard and will continue to operate as a public company traded on NASDAQ under the ticker ATVI.

Activision Blizzard expects to have the most diversified and broadest portfolio of interactive entertainment assets in its industry, positioning the combined company to capitalize on the continued worldwide growth in interactive entertainment.

Slate 8

Activision is best known for its top selling franchises, including Guitar Hero®, Call of Duty®, and the Tony Hawk series, as well as Spider-ManTM, X-MenTM, Shrek®, James Bond 007™ and Transformers™. Blizzard Entertainment, a division of Vivendi Games, has projected calendar 2007 revenues of $1.1 billion and approximately $500 million of operating profit. Blizzard owns the #1 multi-player online role-playing game franchise, World of Warcraft which currently has over 9.3 million subscribers worldwide. Blizzard’s Warcraft®, StarCraft®, and Diablo® games account for four of the top-five best-selling PC game titles of all time.

Slate 9

B-Roll

Robert Kotick, Chairman and CEO, Activision

Jean-Bernard Lévy

Chairman of the Management Board & Chief Executive Officer, Vivendi

Footage

CEOs shaking hands

Soundbites:

Robert Kotick, Chairman and CEO, Activision

“The combination of Activision Blizzard will result in the largest, most profitable independent publisher of interactive entertainment in the world.”

“Both Activision and Vivendi shareholders will derive great benefits from this transaction. You get the natural benefits that come from complementary revenue sources, a much more predictable subscription-oriented revenue source that we get from World of Warcraft, combined with the high growth franchises and margin-expanding franchises we have, like Guitar Hero and Call of Duty.”

“With 9 million subscribers on World of Warcraft, or the tens of millions of people playing Guitar Hero, video games are now transcending the traditional stereotypes and they are now more popular as a form of entertainment to the broadest possible audiences.”

“Activision Blizzard’s products, like Call of Duty, World of Warcraft and Guitar Hero, are more successful, financially and from an audience perspective, than most other entertainment properties, like movies or television.”

Soundbites:

Jean-Bernard Lévy

Chairman of the Management Board & Chief Executive Officer, Vivendi

“We are announcing today the creation of Activision Blizzard. It combines the great assets and the great talents of Vivendi Games and of Activision.”

“The most exciting thing is that we are already leaders — leaders because of the footprint on all continents, including Asia and Europe, and of course, North America. Leaders with the products and services and leaders with the key talents. So I think it’s a great combination for the consumers and for the employees and for the shareholders.”

“Customers are most important to us because at the end of the day, what we want to do, is to make great games for our consumers. The games industry is the fastest growing segment of entertainment and for Vivendi, it is key to invest in that industry.”

B-Roll, Game Footage from Activision and Vivendi Games

Calculation of Certain Estimates

All financial information relating to Activision, Vivendi Games and Blizzard Entertainment included in these materials, including pro forma estimates for calendar year 2007, and projections for future periods, represent the companies’ respective estimates and projections and were not prepared in accordance with U.S. Generally Accepted Accounting Principles. These estimates exclude the impact of expenses related to equity-based compensation and related tax benefits, potential one-time restructuring charges of up to $100 million that may be incurred in connection with the transaction, and the potential impact from non-cash intangible amortization resulting from purchase price accounting. In addition, these estimates assume continued net revenue growth as well as expense reductions and other synergies that may or may not be realized. Estimates for future periods are subject to significant inherent uncertainties, which increase with periods farther into the future. Actual results may differ materially and are subject to risks, including the risks described in the Cautionary Note below. To the extent that the estimates for calendar year 2007 are based on the historical performance of Activision and Vivendi Games through September 30, 2007, not all such historical information has been audited, the accounting policies of the companies may differ, and the two companies have different fiscal years. The financial information for Blizzard Entertainment contained in these materials is presented on a stand-alone basis and does not reflect the results of operations of other Vivendi Games divisions.

Cautionary Note Regarding Forward-looking Statements

Information in these materials that involves expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. In these materials they are identified by references to dates after the date of these materials and words such as “outlook,” “will,” “will be,” “remains,” “to be,” “plans,” “believes”, “may”, “expects,” “intends,” “should,” “continue,” and similar expressions. Factors that could cause actual future results to differ materially from those expressed in the forward-looking statements set forth in these materials include, but are not limited to, the timing and successful completion of the transactions described in these materials (including the timing and receipt of stockholder and regulatory approvals and the satisfaction of other closing conditions), the combined companies’ success in executing planned strategies and achieving assumed synergies and cost savings, sales of each company’s  titles, shifts in consumer spending trends, the seasonal and cyclical nature of the interactive game market, the ability of Activision Blizzard to predict consumer preferences among competing hardware platforms (including next-generation hardware), declines in software pricing, product returns and price protection, product delays, retail acceptance of the company’s products, adoption rate and availability of new hardware and related software, industry competition, rapid changes in technology and industry standards, protection of proprietary rights, maintenance of relationships with key personnel, customers, vendors and third-party developers, international economic and political conditions, integration of recent acquisitions and identification of suitable future acquisition opportunities, and foreign exchange rate changes. Other such factors include, without limitation, the additional risks identified in Activision’s most recent annual report on Form 10-K and in the documents Vivendi has filed with the Autorité des Marchés Financiers (French securities regulator) and which are also available in English on Vivendi’s website

(www.vivendi.com). Investors and security holders may obtain a free copy of documents filed by Vivendi with the Autorité des Marchés Financiers at www.amf-france.org, or directly from Vivendi.

The forward-looking statements in these materials are based upon information available to Activision and Vivendi as of the date of these materials, and neither Activision nor Vivendi assumes any obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and may cause actual results to differ materially from current expectations.

Important Additional Information will be filed with the SEC

This communication is being made in respect of the proposed business combination involving Activision, Vivendi and Vivendi Games. In connection with the proposed transactions, Activision plans to file with the SEC a Registration Statement on Form S-4 containing a Proxy Statement as well as other documents regarding the proposed transactions. The definitive Proxy Statement will be mailed to stockholders of Activision. INVESTORS AND SECURITY HOLDERS OF ACTIVISION ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement (when available) and other documents filed with the SEC by Activision through the website maintained by the SEC at http://www.sec.gov. Free copies of the Registration Statement and the Proxy Statement (when available) and other documents filed with the SEC can also be obtained by directing a request to Activision’s Investor Relations.

Activision and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Activision’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended March 31, 2007, which was filed with the SEC on June 14, 2007, and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on July 30, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement and other relevant materials to be filed with the SEC when they become available.

THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF ACTIVISION’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ACTIVISION INTENDS TO FILE WITH THE SEC. ONCE FILED, ACTIVISION STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, ACTIVISION STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV, OR FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS.

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